Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-291591
Figure Announces Public Filing of Registration Statement for Proposed Offering of Tradeable, Blockchain-Native Equity Securities
Non-dilutive, First-of-its-Kind Transaction Follows Figure’s Successful TradFi IPO
NEW YORK, Nov. 17, 2025 (GLOBE NEWSWIRE) ~~-–~~ Figure Technology Solutions, Inc. (NASDAQ: FIGR) (“Figure”), the leading blockchain-native capital marketplace for the origination, funding, sale and trading of tokenized assets, today announced the filing of a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed offering of its Series A Blockchain Common Stock, par value $0.0001 per share (the “Blockchain Stock”). The Blockchain Stock will be a blockchain-native class of equity securities, will trade on Figure’s alternative trading system (“ATS”) and will be convertible into shares of Figure’s Class A Common Stock on a one-for-one basis. Holders of the Blockchain Stock will be able to borrow against and lend the Blockchain Stock out on Democratized Prime, a blockchain-based decentralized finance (“DeFi”) protocol on the Provenance Blockchain.
The Blockchain Stock utilizes a blockchain-only securities stack. Instead of being held by the Depository Trust & Clearing Corporation (“DTCC”), the security is issued on the Provenance Blockchain. Rather than centralized exchanges, the security trades on Figure’s non-custodial ATS and settles in self-custody user wallets. Instead of introducing brokers, traders can access the marketplace through their blockchain wallets. DeFi replaces the stock-based lending role of prime brokers.
“This is a new capital markets infrastructure moment for efficiency and risk management — a huge leap forward from the legacy securities market infrastructure, and the start of a world that no longer needs it,” said Mike Cagney, Executive Chairman and Co-Founder of Figure.
Figure expects the securities issued in the transaction to demonstrate blockchain-driven structural cost advantages versus traditional public equities. The Blockchain Stock will be able to trade 24x7x365. Most importantly, rather than an opaque “locate market” intermediated by prime brokers, holders of the Blockchain Stock will be able to lend their stock out in a transparent manner, enabling holders to capture economic benefits, especially when stock is on “special” and lending rates are high.
“Today’s announcement extends Figure’s track record of using blockchain to deliver real efficiency and better outcomes across the capital markets,” added Michael Tannenbaum, CEO of Figure. “The ability to cross collateralize this equity with other blockchain assets is a huge improvement over the current siloed market.”
This proposed offering sets multiple industry firsts, and Figure expects it to serve as a blueprint for future issuances:
●First Blockchain-native public equity security issuance: The Blockchain Stock, which will have its own separate CUSIP, will exist entirely on the Provenance Blockchain and will settle exclusively on blockchain infrastructure.

●Decentralized process: Self-custody and self-settlement remove the need for traditional centralized intermediaries, like custody and clearing firms, and allow for third-party blockchain wallets.
●First stablecoin-only settlement: Figure’s $YLDS - the first SEC-registered transferable yielding stablecoin - will encumber all bids and settle all transactions in the secondary market.
●Active market-making: Initial market makers will be onboarded to the blockchain and enabled to provide market-making.
●Cross-asset margin and collateralization: Available via Democratized Prime.
●Direct on-chain governance: shareholders can vote securely and transparently without intermediaries like proxy firms, using blockchain as the single source of truth for ownership and voting.
●Seamless exchange: Holders can swap the Blockchain Stock and the NASDAQ-traded securities through Figure’s Treasury.
The number of shares of Blockchain Stock to be offered and the price range for the proposed offering have not yet been determined. This proposed offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or other terms of the offering.
The offering will be non-dilutive to existing shareholders of Figure. In connection with the offering, shares of Class A Common Stock will be sold by existing investors to Goldman Sachs & Co. LLC, Morgan Stanley and Cantor, as underwriters (the “underwriters”). Upon issuance and payment of the Blockchain Stock to purchasers in this offering, Figure will purchase shares of Class A Common Stock from the underwriters on a one-for-one basis, and hold such shares of Class A Common Stock in treasury to effect conversions and exchanges, if any.
Webcast and Conference Call
Figure will host a webcast and conference call to discuss the proposed offering on November 18, 2025, at 4:15 p.m. (Eastern Time), which will feature remarks from Mike Cagney, Co-Founder and Executive Chairman; Michael Tannenbaum, CEO; and Macrina Kgil, Chief Financial Officer.
A question-and-answer session will follow their remarks. Questions for consideration may be submitted to Figure's player console on its website at https://investors.figure.com/ by Tuesday, November 18, 2025, at 1:00 p.m. (Eastern Time). The webcast and conference call can be accessed by visiting https://edge.media-server.com/mmc/p/r79eqnpc.
Figure has filed a registration statement (including a prospectus) with the SEC for the proposed offering to which this communication relates, which registration statement has not yet become effective. The Blockchain Stock and Class A Common Stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Blockchain Stock and Class A Common Stock in any states or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Before you invest, you should read the prospectus in that registration statement and other documents Figure has filed with the SEC for more complete information about Figure and this proposed offering. You may get these documents for free by visiting the SEC’s website at: www.sec.gov. Alternatively, Figure or any sales agent participating in this proposed offering will arrange to send you the prospectus if you request it at: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, by facsimile at 212-902-9316 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.
Davis Polk & Wardwell LLP is representing Figure in connection with the proposed offering. Latham & Watkins LLP is representing the underwriters and sales agents.
About Figure
Figure Technology Solutions, Inc. (Nasdaq: FIGR) is a Provenance Blockchain-native capital marketplace that seamlessly connects origination, funding, and secondary market activity. More than 240 partners use its loan origination system and capital marketplace. Collectively, Figure and its partners have originated over $19 billion of home equity loans to date, among other products, making Figure’s ecosystem the largest non-bank provider of home equity financing. Figure’s fastest growing components include Figure Connect, its consumer credit marketplace. Figure's ecosystem also includes DART (Digital Asset Registry Technology), a system for asset custody and lien perfection, an alternative trading system operated by Figure Securities, and $YLDS, an SEC-registered yield-bearing stablecoin that is issued as a tokenized face-amount certificate by Figure Certificate Company (FCC), which is a type of registered investment company.
Figure is the market leader in real-world asset (RWA) tokenization and its most recent securitization received an AAA rating from S&P, the first of its kind for blockchain finance.
Disclosure
$YLDS Stablecoins are unsecured face-amount certificates and solely backed by the assets of Figure Certificate Company (“FCC”), which is the issuer of the certificates. The registration of $YLDS and FCC with the SEC does not imply approval of either by the SEC. More information about FCC and $YLDS can be found on FCC’s website at https://www.figuremarkets.com/disclosures/.
You should consider the investment objectives, risks, charges and expenses of certificates carefully before investing in $YLDS. Download a free prospectus, which contains this and other important information about our certificates. Read the prospectus carefully before you invest. Figure Certificate Company Prospectus is available at https://www.figuremarkets.com/disclosures/.

Forward-Looking Statements
This press release contains forward looking statements, including statements regarding this proposed offering. These statements are not historical facts but rather are based on Figure’s current expectations and projections regarding its business, operations and other factors relating thereto. Words such as “may,” “will,” “would,” “should,” “predict,” “expects” and similar expressions are used to identify these forward-looking statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including, but not limited to, those in Figure’s registration statement filed with the SEC, which is available free of charge on the SEC’s website at: www.sec.gov.
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